Filed by Journal Media Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Journal Media Group, Inc.

Commission File No.: 333-201540

Date: March 13, 2015

Investor Presentation March 2015

Cautionary Statement Regarding Forward-Looking Statements We make forward looking statements in this presentation. These forward looking statements relate to our outlook or expectations for earnings, revenues, results of operations, financing plans, expenses, competitive position or other future financial or business performance, strategies or expectations or the impact of legal or regulatory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include: Statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the benefits of the newspaper mergers; Statements relating to our future performance, business prospects, revenue, income and financial condition and competitive position following the newspaper mergers and any underlying assumptions relating to those statements; and Statements preceded by, followed by or that include the words “anticipate,” “approximate,” “believe,” “could,” “estimate,” “forecast,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” or similar expressions. These statements reflect our judgment based upon currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. With respect to these forward-looking statements, we have made assumptions regarding, among other things, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment. Future performance cannot be ensured. Actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that could cause our actual results to differ include, among others, the following: Competition in the markets serviced by the newspaper businesses of Journal and Scripps, respectively; The possibility that expected synergies and value creation from the newspaper mergers will not be realized, or will not be realized in the expected time period; The risks that Journal’s and Scripps’ respective newspaper businesses will not be integrated successfully; Inability to retain and attract qualified personnel; Disruption from the newspaper mergers, making it more difficult to maintain business and operational relationships; The risk that unexpected costs will be incurred; Our expectations regarding the period during which we qualify as an emerging growth company under the Jumpstart our Business Startups Act; and Changes in economic, business or political conditions, or licensing requirements or tax matters. You are cautioned not to place undue reliance on any forward-looking statements, all of which speak only as of the date of this presentation. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Journal Media Group 2

Agenda Company Overview Tim Stautberg President and CEO Delivering news, information and valuable advertising opportunities through market-leading newspaper brands and a growing portfolio of print and digital products Journal Media Group 3 Financial Highlights Jason Graham SVP, CFO & Treasurer Strong balance sheet and focus on cash flow management

Formation Spin-Spin, Merge-Merge of E.W. Scripps and Journal Communications Current E.W. Scripps Journal Communications SSP Broadcast Assets SSP Publishing Assets JRN Broadcast Assets JRN Publishing Assets Journal Media Group 4 SSP Shareholders own 59% Creates Two Pure-Play Companies to Unlock Value SSP Broadcast Assets SSP Publishing Assets JRN Broadcast Assets JRN Publishing Assets JRN Shareholders own 41% SSP Shareholders own 69% JRN Shareholders own 31% Journal Media Group New E.W. Scripps

Industry Landscape Print advertising facing headwinds Classified continues shift to highly competitive digital platforms Subscribers reducing frequency of home delivery Expanding premium services as digital subscribers grow Increasing research to improve connection with target markets Expansion of content delivery platforms Consolidation and regionalization of back-office functions Industry consolidation picking up Journal Media Group 5

Company Overview Journal Media Group 6

Key Investment Highlights Premier source of local news and leading consumer reach in its markets Consumer-facing operating strategy focused on stabilizing revenue Focus on shared best practices to drive cost-efficiencies and operating margin opportunities Pure-play newspaper company with strong local brands and financial flexibility Digital strategies leveraged across portfolio Highly experienced and focused management team Flexibility to pursue acquisition opportunities Strong balance sheet: $10 million of cash, and free of substantially all qualified pension Journal Media Group 7

Milwaukee, WI Memphis, TN 14 newspaper markets with strong brands and extensive local reach Knoxville, TN Redding, CA Kitsap, WA Evansville, IN Henderson, KY Wichita Falls, TX San Angelo, TX Corpus Christi, TX Naples, FL Ventura County, CA Treasure Coast, FL Anderson, SC Abilene, TX Journal Media Group 8

Audience Reach 57% 63% 67% 73% 58% 61% 56% 66% 65% 65% 73% 63% 56% 69% 40% 60% 80% Percentage of adults reached 0% 20% Newspaper Markets Weekly Readership on Print and Digital Platforms Journal Media Group 9 Source:2013 Scarborough Report for Corpus Christi; 2014 Scarborough Report for all others. Market reach equals the total weekly audience reach through print and digital products.

Market Publisher Years as a publisher Metro HH (000’s)* Subscribers (000’s)** Milwaukee, WI Betsy Brenner 19 630 294 Memphis, TN George Cogswell 12 498 120 Knoxville, TN Patrick Birmingham 11 336 96 Treasure Coast, FL Bob Brunjes 6 235 75 Naples, FL Bill Barker 3 159 59 Ventura, CA Shanna Cannon 9 262 59 Redding, CA Steve Smith 1 71 21 Market Opportunity Evansville, IN Jack Pate 14 139 65 Corpus Christi, TX Libby Averyt 1 152 46 Abilene, TX Jeff DeLoach 5 60 23 Wichita Falls, TX Dwayne Bivona 5 57 20 San Angelo, TX Jeff DeLoach 5 42 18 Anderson, SC Susan Kelly-Gilbert 3 76 27 Kitsap, WA Brent Morris 4 93 20 Total 2,810 943 Journal Media Group 10 * Households in metro area, data from AMA market audit report s **Sunday circulation from 2014 Form 10-Ks of Scripps and Journal Communications

Standard of Journalistic Excellence Since 2005, we are: Winners of three Pulitzer Prizes; five-time finalists 11-time winners of the EPPY Award for excellence in digital journalism Award-winning newsrooms Four-time winners of American Society of News Editors awards for distinguished writing, reporting and online storytelling Winners of more than 15 other national awards Milwaukee Journal Sentinel 2011 Pulitzer Prize Winners in Explanatory Reporting 11 Journal Media Group

Strategic Priorities Member Model Consumer focused to provide higher engagement and subscriber value Stronger and more robust consumer relationships generate valuable revenue opportunities Digital Platforms Consumer Facing Leverage our brand and consumer relationships across digital platforms Journal Media Group 12 Maximize Free Cash Flow M&A Stabilize revenue and improve profitability Shared best practices drive cost efficiencies Explore opportunities to add attractive markets to the portfolio

Evolution From an Advertiser-Centric Model Journal Media Group 13

To a Consumer-Centric Focus Journal Media Group 14

Capturing Consumer-Facing Opportunities Leverage loyal subscribers to create incremental revenue streams Chief Consumer Officer to lead strategy Maximize advertising connections with our consumers Partner with third parties to enhance value to consumer Journal Media Group 15 Rethink subscriber relationship with new benefits and services centered on affinity groups

Digital Enhances Consumer-Centric Strategies Facilitates increased connectivity with loyal subscribers Creates direct member relationship with new customers Premium content verticals enhance sales opportunities Digital distribution monetizes content across all platforms Journal Media Group 16 Continued focus on expanding core brand strengths and growing paid digital relationships

Cost Efficiencies Maximize efficiencies across JMG Explore shared service opportunities Leverage best practices across larger newspaper group Align costs with revenue and stabilize profitability Journal Media Group 17

Financial Highlights Jason Graham Journal Media Group 18

Financial Highlights Conservative balance sheet; $10MM opening cash, no debt and free of substantially all qualified pension obligations Expected $50MM secured credit facility; undrawn at closing Strong cash flow and focus on stabilizing profitability Manage secular revenue challenges through consumer-focused strategy Continued alignment of cost base with revenues Journal Media Group 19 Disciplined capital allocation: opportunistic acquisitions and return of capital to shareholders

Clean Balance Sheet

Capital structure with no debt provides flexibility for accretive M&A and return of capital

Total Debt / LTM EBITDA



0.0x
0.0x
1.9x
2.2x
2.5x
4.8x
5.0x
jmg
A.H. BELO CORPORATION 1
NEWMEDIA INVESTMENT GROUP 2
tribune 3
The New York Times Company 4
LEE ENTERPRISES 5
THE McCLATCHY COMPANY 6

($ in Millions)

Net Debt	($10)	($85)	$319	$311	($331)	$769	$1,003

[1] Pro Forma for 1/5/15 acquisition of three digital properties and print marketing companies for $15.3 million and special cash dividend paid 1/14/15; Reported in 2/26/15 8-K and 2/27/15 Earnings Call

[2] Based on $183 million in 12/31/14 Pro Forma Adjusted EBITDA for Halifax and Stephens Media transactions; debt of $349 million; and Pro Forma cash of $31 million; Reported in 2/26/15 8-K, 2/26/15 Investor Presentation Quarterly Supplement, and 2/26/15 Earnings Call

[3] Based on $160 million in 12/31/14 Pro Forma Adjusted EBITDA for post-spin costs; Reported in 3/4/15 8-K

[4] Based on 12/31/14 Adjusted Operating Profit of $256.3 million, cash and marketable securities of $981.2 million, and debt and capital leases of $650.1 million; reported in 2/3/15 8-K

[5] Based on 52 weeks ended 12/28/14; Reported in 2/5/15 8-K and 12/28/14 10-K filing

[6] Based on 12/28/14 Non-GAAP Operating Cash Flow of $210.5 million; $29.8 million Pro Forma cash balance for Q1 2015 payment of taxes related to the Q4 2014 sale of Cars.com and repurchase of notes; Reported cash at year-end 2014 was $220.9 million. Leverage ratio above is Pro Forma for cash tax payments in Q1 2015; reported in 2/11/15 8-K

20 Journal Media Group

Other 8% Pro Forma JMG Financials JMG is in a position to generate strong free cash flow with no debt and minimal capex 2014 Pro-forma Operating Revenue Mix 2014 Pro-Forma Results ($ in Millions) EBITDA Margin ~10% Capex ~$5MM Tax Rate 37% to 40% Depreciation & Amortization ~$25MM to $30MM $519 Advertising 59% Subscription 33% Journal Media Group 21 *Pro-forma EBITDA assumption with anticipated JMG corporate overhead; excludes transaction related costs and includes $5M of severance charges the associated savings of which will primarily realized in 2015 $48 Revenue EBITDA*

Appendix 22

Highly Experienced Management

Name	Years at Company[1]	Years in Industry	Background and Notable Achievements
Tim Stautberg *President & CEO*	25	25	Tim held leadership roles at Scripps newspapers in Denver and Redding, Ca., before leading Investor Relations and later serving as the company's CFO. He began leading the newspaper division in 2011.
Jason Graham *SVP, CFO & Treasurer*	2	2	Named CFO of Journal Communications in 2014, Jason was formerly the company's VP and Controller, a role he previously held at Brookdale Senior Living, Inc.
Marty Ozolins *VP, Controller*	18	18	Marty joined Journal as a staff auditor and was later promoted to Director of Internal Audit and Controller of Journal's Publishing division. He is both a Certified Internal Auditor and a Certified Public Accountant.
Trina Jashinsky *VP, Human Resources*	1	1	Trina previously led HR functions for Fiserv's Credit Union Solutions and Open Solutions divisions, Johnson Controls, and Norlight Telecommunications, a former subsidiary of Journal Communications.
Betsy Brenner *VP, Regional Publisher*	10	36	The President and Publisher of the Milwaukee Journal Sentinel for a decade, Betsy served previously in a variety of reporting and leadership roles at newspapers in Tacoma, Denver, Miami and New York City.
Libby Averyt *VP, Regional Publisher*	19	29	The Publisher of the *Corpus Christi Caller-Times*, Libby has spent her career with the paper. She is an award-winning journalist, former editor, digital leader and advertising executive.
Bill Barker *VP, Regional Publisher*	1	31	Bill is the Publisher of *the Naples Daily News* and has spent more than a decade leading Tampa Bay-area media publications, previously for Media General. Prior to Moving to Florida, he held leadership positions at the *Richmond Times-Dispatch*.
George Cogswell *VP, Regional Publisher*	18	31	The Publisher of *The Commercial Appeal* in Memphis, George has spent more than 15 years in leadership roles at various Scripps-owned newspapers in Florida, Texas, and California.

[1]Includes tenure prior with E.W. Scripps and Journal Communications

With an extensive background in technology and marketing, Aitken is a firm believer in the power of data, but also in the power of the customer and the subjective concept of loyalty. Prior to joining dunnhumbyUSA, he served as Executive Vice President and Chief Marketing Officer for leading arts-and-crafts retailer Michael’s Stores. For nearly a decade, he managed loyalty marketing, data analytics, innovation, and category management at North American grocery retailer Safeway. As dunnhumbyUSA CEO, Aitken has led the company’s growth as a leader in personalization, helping clients such as The Kroger Co., Macy’s, Coca-Cola, General Mills, and Procter & Gamble find success by rewarding and retaining their best customers. He serves on the board of directors for the CincinnatiUSA Regional Chamber and on the board of trustees for the Cincinnati Symphony Orchestra. Board of Directors Steve Smith, Non-Executive Chairman, Journal Media Group Jonathan Newcomb, Managing Director, Berenson & Company, LLC Newcomb advises companies in the publishing, information and education markets and also works with private equity firms pursuing investments in these areas. Previously, he was a Managing Stuart Aitken, Chief Executive Officer, dunnhumbyUSA Tim Stautberg, President and CEO, Journal Media Group Mr. Smith joined Journal Communications in radio advertising sales and was promoted to a number of leadership roles in the radio division before becoming the president of the company’s broadcast operations. He served as President of Journal Communications from 1992 to 1998, added the title of Chief Operating Officer in 1996 and was Chairman and Chief Executive Officer from 1998 to 2015. Mr. Smith is also a director of Badger Meter, Inc., where he is chair of the compensation committee and a member of the audit and compliance committee. Stautberg has served the Scripps newspaper division for 25 years, joining the company in 1990 and later taking on roles at the Rocky Mountain News and the Redding, Calif., Record Searchlight, where he was general manager. In 1999 he returned to Cincinnati to become vice president of corporate communications and investor relations before becoming senior vice president and chief financial officer for Scripps in 2008. Three years later he was named senior vice president, newspapers and has led Scripps’ portfolio of newspapers and affiliated digital products in 13 U.S. markets. He is a member of the Newspaper Association of America Board of Directors. Journal Media Group 24 Director at Coady Diemar Partners, a New York investment firm, and served as CEO of Cambium Learning, an educational services company. From 1994 through 2002, Newcomb was Chairman and CEO, and previously President and COO, of Simon & Schuster, at the time America’s largest educational, reference, professional and trade publisher. Prior to that, he was President of McGraw-Hill’s Financial and Economic Information Group, which included the businesses of Standard & Poor’s and Data Resources Inc. Newcomb was a member of Journal Communications’ Board from 2005 through 2015. Newcomb also sits on the Boards of United Business Media (LSE) and Greenwood Hall. Stanek has served as President of Baird Funds, Inc., a registered investment company, since September 2000, and Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co. Incorporated, since March 2000. Previously, Ms. Stanek was President of Firstar Funds, Inc., also a registered investment company, as well as President and CEO and President and COO of Firstar Investment Research & Management Company, LLC. Stanek served as a director of Journal Communications from 2003 to 2015. Stanek is also a director of Baird Financial Group, the West Bend Mutual Insurance Company, and Wisconsin Energy Corporation. Mary Ellen Stanek, Managing Director and Director of Asset Management, Robert W. Baird & Co.; Chief Investment Officer, Baird Advisors Please see Journal Media Group’s registration statement on form S-4 (Reg. No. 333-201540) for additional biographical information on the Directors. Brian Ross, Principal, Mid-Market Growth Partners LLC.; Founder of AssuredMedPay LLC. Ross established Mid-Market Growth Partners in 2014 to help companies maximize their business models and founded AssuredMedPay in 2013 to provide a streamlined on-line payment system for employees of corporate sponsored healthcare plans to simplify medical bill payment. Prior to these ventures he served as President and CEO of KnowledgeWorks, an educationfocused non-profit, from 2010 to 2012. Before KnowledgeWorks, he served in various financial and operating roles in a 13-year-tenure at Cincinnati Bell, including as Chief Financial Officer and Chief Operating Officer .During his tenure, he strengthened the company’s earnings profile by repositioning the company’s service offering away from traditional landline, voice services toward its wireless, data center and broadband services. Ross serves on the board of directors for both Alaska Communications and Otelco.